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                                                         Exhibit (b)(9)
                                                         Corporate and
                                                         Institutional
                                                         Client Group

                                                         World Financial
                                                         Center
                                                         North Tower
                                                         New York, New York
                                                         10281-1328
                                                         212 449 1000
[LOGO OF MERRILL LYNCH APPEARS HERE]

                                                                October 6, 1997

Board of Directors
General Motors Corporation
General Motors Building
3044 West Grand Boulevard
Detroit, Michigan 48202-3091

Members of the Board:

  General Motors Corporation ("GM") proposes to engage in a series of transactions involving its wholly owned subsidiary Hughes Electronics Corporation ("Hughes Electronics"). GM proposes that (1) certain assets and liabilities will be transferred among HE Holdings Inc., a wholly owned subsidiary of Hughes Electronics ("Hughes Defense"), Delco Electronics Corporation, a wholly owned subsidiary of Hughes Electronics ("Delco"), and the subsidiaries of Hughes Defense engaged in the telecommunications and space business (collectively, "Hughes Telecom") and their respective subsidiaries;
(2) Hughes Defense will incur up to $4.9 billion of debt, with the exact amount to be determined pursuant to the Raytheon Merger Agreement (as defined below), with Hughes Telecom receiving as equity at least $3.9 billion (less the amount of other outstanding Hughes Defense indebtedness) from the proceeds of the new debt (the "Hughes Telecom Funding"); (3) Hughes Electronics will be merged with and into GM, as a result of which Hughes Defense and Delco will become direct wholly owned subsidiaries of GM; (4) Hughes Aircraft Company, the subsidiary of Hughes Defense that is the principal operator of the defense electronics business of Hughes Defense, will be merged with and into Hughes Defense; and (5) Hughes Defense will distribute 100% of the stock of Hughes Telecom to GM (the "Hughes Telecom Spin-Off") (collectively, the "Hughes Reorganization"). The Hughes Reorganization will be effected largely pursuant to a master separation agreement to be entered into among GM, Hughes Telecom, Delco and Hughes Defense (the "Master Separation Agreement").

  Immediately following the consummation of the Hughes Reorganization, GM proposes to spin off Hughes Defense (the "Hughes Defense Spin-Off" and, together with the Hughes Reorganization, the "Hughes Transactions"). The Hughes Defense Spin-Off will be accomplished through a merger (the "GM Spin-Off Merger") of GM Mergeco Corporation, a newly formed wholly owned subsidiary of GM ("Merger Sub"), with and into GM pursuant to an agreement and plan of merger to be entered into between GM and Merger Sub (the "GM Spin-Off Merger Agreement"). Pursuant to the GM Spin-Off Merger, (1) each share of GM's Class H Common Stock, par value $0.10 per share (the "GM Class H Common Stock"), will be recapitalized and converted into one share of a new class of GM common stock also to be called Class H Common Stock, par value $0.10 per share (the "New GM Class H Common Stock"), and the right to receive a pro rata interest in the Class H Defense Distribution (as defined below) of Class A Common Stock, par value $0.01 per share, of Hughes Defense (the "Class A Common Stock") and (2) each share of GM's Common Stock, par value $1 2/3 per share (the "GM $1 2/3 Common Stock"), will remain outstanding and will, among other things, represent the right to receive a pro rata interest in the $1 2/3 Defense Distribution (as defined below) of Class A Common Stock. You have advised us that the number of shares of Class A Common Stock to be distributed to the holders of New GM Class H Common Stock (the "Class H Defense Distribution") in the Hughes Defense
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Spin-Off will equal the sum of (i) the product of (A) 102,630,503 (the total number of shares of Class A Common Stock to be distributed in the Hughes Defense Spin-Off) and (B) the Class H Fraction (as defined below), plus (ii) the amount obtained by dividing (C) the Net Transaction Effect (as defined below) by (D) the Average Closing Price of Raytheon Common Stock (as defined below). The remainder of the 102,630,503 shares of Class A Common Stock to be distributed in the Hughes Defense Spin-Off will be distributed to the holders of the GM $1 2/3 Common Stock (the "$1 2/3 Defense Distribution"). The "Class H Fraction" is the fraction equivalent to the tracking stock interest of the GM Class H Common Stock in the earnings of Hughes Defense (as contemplated by the Restated Certificate of Incorporation of GM, as amended (the "GM Certificate of Incorporation")) as of the time immediately prior to the Hughes Defense Spin-Off. The "Net Transaction Effect", as determined by the Board of Directors of GM, is (i) an amount equal to the product of (x) $6.5 billion and
(y) the Class H Fraction plus (ii) an amount equal to the product of (x) the amount by which the Hughes Defense indebtedness outstanding immediately prior to the Hughes Defense Spin-Off exceeds $4.0 billion and (y) the Class H Fraction. The "Average Closing Price of Raytheon Common Stock" will be the average closing market price of common stock, par value $1.00 per share, of Raytheon ("Raytheon Common Stock") during the 30-day period ending on the fifth day prior to the consummation of the Raytheon Merger (as defined below).

  Immediately after consummation of the Hughes Defense Spin-Off, and in accordance with the terms of the Agreement and Plan of Merger dated as of January 16, 1997 (the "Raytheon Merger Agreement") between Hughes Defense and Raytheon Company ("Raytheon"), Raytheon will be merged with and into Hughes Defense (the "Raytheon Merger" and, together with the Hughes Transactions, the "Transactions"). Pursuant to the Raytheon Merger, each outstanding share of Raytheon Common Stock will be converted into the right to receive one share of Class B common stock, par value $0.01 per share, of Hughes Defense (the "Class B Common Stock"). Immediately following consummation of the Raytheon Merger, the Class A Common Stock will represent approximately 30.3% of the outstanding common stock (and 80.1% of the voting power in the election and removal of directors) of Hughes Defense, and the Class B Common Stock will represent approximately 69.7% of the outstanding common stock (and 19.9% of the voting power in the election and removal of directors) of Hughes Defense. You have advised us that GM has received a private letter ruling (the "IRS Ruling") from the Internal Revenue Service to the effect, and we have assumed, that the Hughes Defense Spin-Off and the Hughes Telecom Spin-Off will each be treated as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended.

  The management of GM has advised us that, subsequent to the consummation of the Hughes Transactions, GM's management expects to combine the operations of Delco and Delphi Automotive Systems, the automotive components sector of GM ("Delphi") (the "Delco/Delphi Combination").

  As a result of the Hughes Transactions, (1) the existing holders of GM Class H Common Stock will relinquish their approximately 25% tracking stock interest in Hughes Defense and Delco, will receive the Class H Defense Distribution and will maintain approximately a 25% tracking stock interest in Hughes Telecom through their ownership of New GM Class H Common Stock and (2) the existing holders of GM $1 2/3 Common Stock will relinquish their approximately 75% tracking stock interest in Hughes Defense, will receive the $1 2/3 Defense Distribution, will maintain approximately a 75% tracking stock interest in Hughes Telecom through their continued ownership of GM $1 2/3 Common Stock and, also through their ownership of GM $1 2/3 Common Stock, will have 100% of the tracking stock interest in the Delco/Delphi Combination.

  You have asked us whether, in our opinion, taking into account all relevant aspects of the Transactions, the consideration to be provided to GM and its subsidiaries and to the holders of GM $1 2/3 Common Stock and the holders of GM Class H Common Stock in the Hughes Transactions is fair from a financial point of view to the holders of the GM $1 2/3 Common Stock and the holders of the GM Class H Common Stock.

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  In arriving at the opinion set forth below, we have, among other things:

 (1) reviewed GM's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1996, and GM's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1997 and June 30, 1997;

 (2) reviewed Raytheon's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1996, and Raytheon's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1997 and June 30, 1997;

 (3) reviewed Hughes Electronics' Annual Reports and related financial information for the three fiscal years ended December 31, 1996.

 (4) reviewed certain information, including historical financial data and financial projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of Hughes Electronics, Hughes Defense, Delco, Hughes Telecom and Raytheon furnished to us by GM, Hughes Electronics and Raytheon, as the case may be;

 (5) conducted discussions with members of senior management of GM, Hughes Electronics, Hughes Defense, Delco, Delphi, Hughes Telecom and Raytheon concerning their respective businesses and prospects and their views regarding the strategic rationale for, and the financial effects on GM, Hughes Electronics, Hughes Defense, Delco, Delphi, Hughes Telecom and Raytheon of the Hughes Transactions, the Delco/Delphi Combination and the Raytheon Merger;

 (6) reviewed certain information, including financial projections relating to the amount and timing of the revenue and cost savings synergies and related expenses expected to result from the Raytheon Merger (the "Raytheon Merger Expected Synergies"), furnished to us by GM, Hughes Electronics, Hughes Defense and Raytheon;

 (7) conducted discussions with members of senior management of GM, Hughes Electronics, Hughes Defense and Raytheon concerning the Raytheon Merger Expected Synergies;

 (8) reviewed certain information, including financial projections relating to the amount and timing of the revenue and cost savings synergies and related expenses expected to result from the Delco/Delphi Combination (the "Delco/Delphi Expected Synergies"), furnished to us by GM, Delco and Delphi;

 (9) conducted discussions with members of senior management of GM, Delco and Delphi concerning the Delco/Delphi Expected Synergies;

(10) conducted discussions with members of senior management of GM, Hughes Electronics and Hughes Telecom concerning recent and pending regulatory changes in the telecommunications industry, the competitive environment of the telecommunications and space industry and the need for Hughes Telecom to maintain the financial flexibility to enable Hughes Telecom to respond to competitive challenges and to avail itself of potential opportunities in such environment;

(11) compared the results of operations of Hughes Defense, Delco and Raytheon with those of certain companies that we deemed to be reasonably similar to Hughes Defense, Delco and Raytheon, respectively;

(12) considered the pro forma effects, including accounting, profit sharing and other pro forma effects, on each of GM, Hughes Defense and Hughes Telecom of the Hughes Transactions and the Raytheon Merger;

(13) reviewed the Raytheon Merger Agreement and exhibits thereto;

(14) reviewed the Implementation Agreement, dated as of January 16, 1997, between GM and Raytheon and exhibits thereto (the "Implementation Agreement");
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(15) reviewed the form of the Master Separation Agreement and exhibits thereto attached to the Implementation Agreement as Exhibit B;

(16) reviewed the form of the GM Spin-Off Merger Agreement attached to the Implementation Agreement as Exhibit A;

(17) reviewed the GM Certificate of Incorporation and the GM By-Laws, as amended;

(18) reviewed a draft dated October 2, 1997 of the Solicitation Statement/Prospectus (the "GM Solicitation Statement/Prospectus") to be furnished to the holders of the GM Class H Common Stock and the GM $1 2/3 Common Stock, including the text of Article Fourth of the GM Certificate of Incorporation, as proposed to be amended in connection with the GM Spin-Off Merger, and the new GM Board policy statement regarding GM's dual-class common stock capital structure set forth therein;

(19) reviewed the IRS Ruling and the request to the Internal Revenue Service for such ruling; and

(20) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of GM, Hughes Electronics, Hughes Defense, Delco, Delphi, Hughes Telecom and Raytheon, or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of GM, Hughes Electronics, Hughes Defense, Delco, Delphi, Hughes Telecom or Raytheon. With respect to the financial projections and the analyses of the Raytheon Merger Expected Synergies and the Delco/Delphi Expected Synergies furnished to or discussed with us by GM, Hughes Electronics, Hughes Defense, Delco, Delphi, Hughes Telecom and Raytheon, as the case may be, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the managements of GM, Hughes Electronics, Hughes Defense, Delco, Delphi, Hughes Telecom or Raytheon as to the expected future financial performance of Hughes Electronics, Hughes Defense, Delco, Hughes Telecom or Raytheon, and as to the Raytheon Merger Expected Synergies and the Delco/Delphi Expected Synergies, as the case may be. We have assumed that each of the Hughes Transactions and the Raytheon Merger will be consummated in accordance with its terms. We have also assumed that the Hughes Transactions will have the accounting treatment set forth in the GM Solicitation Statement/Prospectus.

  Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof.

  In connection with the preparation of this opinion, we have not been authorized by GM or the Board of Directors to solicit, nor have we solicited, third-party indications of interest with respect to a business combination or other extraordinary transaction involving Hughes Electronics or any of its subsidiaries or assets.

  We have received fees for our services as financial advisor to GM in connection with the Hughes Transactions and will receive additional fees for our services that are contingent upon the approval by the Board of Directors of, and the consummation of, certain of the Hughes Transactions. In addition, GM has agreed to indemnify us for certain liabilities arising out of our engagement. We have also, in the past, provided financial advisory and financing services to GM and its affiliates and Raytheon and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade shares of the GM $1 2/3 Common Stock, the GM Class H Common Stock, the Raytheon Common Stock and other securities of GM and Raytheon for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
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  This opinion is for the use and benefit of the Board of Directors. We express no opinion as to the prices at which either the New GM Class H Common Stock or the GM $1 2/3 Common Stock will trade subsequent to the consummation of the Hughes Transactions.

  On the basis of and subject to the foregoing, we are of the opinion that, taking into account all relevant aspects of the Transactions, the consideration to be provided to GM and its subsidiaries and to the holders of GM $1 2/3 Common Stock and the holders of GM Class H Common Stock in the Hughes Transactions is fair from a financial point of view to the holders of the GM $1 2/3 Common Stock and the holders of the GM Class H Common Stock.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                                     Smith Incorporated
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